COMMENTS RECEIVED ON 07/01/2022

FROM DANIEL GREENSPAN

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Climate Action Fund

Fidelity Sustainable U.S. Equity Fund

Fidelity Agricultural Productivity Fund

Fidelity Water Sustainability Fund

POST-EFFECTIVE AMENDMENT NO. 207

1.

Fidelity Climate Action Fund and Fidelity Sustainable U.S. Equity Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

With reference to the fulcrum fees, the Staff requests we include an explanatory footnote briefly explaining the terms of the arrangement. The Staff asserts the footnote should disclose the fund’s base fee, disclose that the base fee may adjust up or down according to fund performance relative to its benchmark index, as well as the amount of the adjustment, and identify the benchmark index.

R:

The following disclosure is contained in the “Fund Services – Fund Management – Advisory Fee(s)” section of the prospectus:

Example from Fidelity Climate Action Fund:

The fund pays a management fee to the Adviser. The management fee is calculated and paid to the Adviser every month. The fee is determined by calculating a basic fee and then applying a performance adjustment. The performance adjustment either increases or decreases the management fee, depending on how well the fund has performed relative to the MSCI World Index.

Management Fee = Basic Fee +/- Performance Adjustment

The basic fee is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by the fund's average net assets throughout the month.

The group fee rate is based on the average net assets of a group of mutual funds advised by FMR. This ate cannot rise above 0.52%, and it drops as total assets under management increase.

. . .

The performance adjustment rate is calculated monthly by comparing over the performance period the fund's performance to that of the MSCI World Index.

. . .

The maximum annualized performance adjustment rate is ±0.10% of the fund's average net assets over the performance period. The performance adjustment rate is divided by twelve and multiplied by the fund's average net assets over the performance period, and the resulting dollar amount is then added to or subtracted from the basic fee.

Previously, Fidelity funds with management fees structured to include a performance adjustment included a summary of this disclosure as a footnote to the fee table, but such footnote was removed at the request of the Staff in connection with Fidelity’s implementation of the summary prospectus changes to Form N-1A. The following footnote summarizing the disclosure above will be reinserted in connection with future registration statement updates for the fund as well as other funds that have adopted a performance adjustment:

The management fee is comprised of a basic fee of [__]%, adjusted up or down by a maximum 0.10% based on the fund’s performance relative to that of MSCI World Index. Please see “Fund Services – Fund Management – Advisory Fee(s)” for additional information.

2.

Fidelity Agricultural Productivity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign and Emerging Markets Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging markets typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we disclose the fund’s definition of emerging markets.

R:

The following sentence will be added to the section of the Statement of Additional Information captioned “Special Geographic Considerations – Emerging Markets”:

Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.